UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-8557

                                  REPORT PERIOD
                       July 1, 2000 to September 30, 2000

                                In the matter of:
                    CENTRAL AND SOUTH WEST CORPORATION, ET AL

         Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Conesville Coal Preparation Company ("CONESVILLE"), and Southern Ohio Coal Company ("SOCCO"), that during the period from July 1, 2000 through September 30, 2000 (the "Reporting Period"):

         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

         AEP                                                Short-Term
       System                            Money Pool         Borrowings             Total                   SEC
      Companies            Date          Borrowings             (1)             Borrowings                Limit
AEPC                     09/20/00             (A)                -                  (A)                     -
AEGCo                    07/23/00         44,617,002             -               44,617,002            125,000,000

AEPSC                    07/18/00         139,196,657            -              139,196,657                (B)
BHCCo                    08/16/00             (A)                -                  (A)                     -

CeCCo                    09/15/00             (A)                -                  (A)                     -
CSWS                     09/01/00         154,896,090            -              154,896,090                (B)
CACCo                    08/26/00             (A)                -                  (A)                     -
CCCo                     08/11/00              (A)               -                  (A)                     -
COCCo                    09/15/00              (A)               -                  (A)                     -
CPL                      07/03/00         260,864,690            -              260,864,690            600,000,000
COLM                     07/25/00             (A)                -                  (A)                     -
CSPCo                    09/11/00         59,468,822             -               59,468,822            350,000,000
CCPC                     07/18/00           288,135              -                288,135                   -
FRECo                    09/21/00           69,596               -                 69,596                   -
IFRI                     08/30/00           42,329               -                 42,329                   -
I&M                      07/24/00         358,058,298            -              358,058,298            500,000,000
KEPCo                    07/01/00         43,865,594             -               43,865,594            150,000,000
KGPCo                    09/27/00         18,193,566             -               18,193,566            30,000,000
OPCo                     09/18/00         155,232,750            -              155,232,750            450,000,000
PSO                      08/01/00         170,999,845            -              170,999,845            300,000,000
Simco                    07/08/00             (A)                -                   (A)                    -
SOCCo                    08/10/00          7,706,830             -               7,706,830                  -
SACCo                    08/28/00             (A)                -                   (A)                    -
SWEPCO                   07/25/00         73,700,137             -               73,700,137            250,000,000
WTU                      09/26/00         62,131,499             -               62,131,499            165,000,000
WVPCo                    07/08/00             (A)                -                  (A)                     -
WCCo                     09/17/00             (A)                -                  (A)                     -


-----------------------
(1) Pursuant to the External Program authorized in this file.
(A) Indicates that the  companies  are in an  investment  position.
(B) No limit due to rule 52(b)exemption.

         2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 6.855%.

         3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

                     Total               AEP                  AEP                Total AEP
                  Subsidiary          Loans to            Corporation           Short-Term                SEC
     Date         Borrowings         Money Pool            Borrowings           Borrowings               Limit

   08/01/00        $867,975,000     $867,975,000         $1,648,092,000       $2,516,067,000        $5,000,000,000

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.

         DATED:  October 30, 2000


                                       AEP GENERATING COMPANY
                                       AMERICAN     ELECTRIC    POWER    SERVICE
                                       CORPORATION  CEDAR COAL  COMPANY  CENTRAL
                                       COAL  COMPANY   CENTRAL  AND  SOUTH  WEST
                                       SERVICES,  INC.  CENTRAL  POWER AND LIGHT
                                       COMPANY  COLUMBUS  SOUTHERN POWER COMPANY
                                       CONESVILLE   COAL   PREPARATION   COMPANY
                                       INDIANA  MICHIGAN POWER COMPANY  KENTUCKY
                                       POWER  COMPANY  KINGSPORT  POWER  COMPANY
                                       OHIO POWER COMPANY PUBLIC SERVICE COMPANY
                                       OF OKLAHOMA  SOUTHERN  OHIO COAL  COMPANY
                                       SOUTHWESTERN  ELECTRIC POWER COMPANY WEST
                                       TEXAS UTILITIES COMPANY

                             BY:       AMERICAN ELECTRIC POWER COMPANY, INC.
                       CENTRAL AND SOUTH WEST CORPORATION


                                       BY:         /s/ Armando A. Pena

                                            -----------------------------------
                                                         Treasurer